SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                  Gainsco, Inc.
                                 (Name of Issuer)

                           Common Stock, par value $.10
                          (Title of Class of Securities)

                                    363127101
                                  (Cusip Number)

John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 5, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.       Name of Reporting Person:

         Sandera Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 1,080,565
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,080,565
Person
With
              10.  Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,080,565

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.2%

14.      Type of Reporting Person: PN

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

1.       Name of Reporting Person:

         SCM Advisors, L.L.C.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 7,588(1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 7,588(1)
Person
With
              10.  Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,588 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): .04%

14.      Type of Reporting Person: IA

-----------
(1)      Solely in its capacity as investment advisor for various accounts.

1.       Name of Reporting Person:

         Newcastle Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 64,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 64,000
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         64,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.3%

14.      Type of Reporting Person: PN
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

1.       Name of Reporting Person:

         John A. (Pete) Bricker, Jr.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: PF(See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 849
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,088,153 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 849
Person
With
              10.  Shared Dispositive Power: 1,088,153 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,089,002

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.2%

14.      Type of Reporting Person: IN

-----------
(1) Solely in his capacity as a controlling person of each of Sandera Partners, L.P. and SCM Advisors, L.L.C. with respect to 1,080,565 and
                  7,588 shares of the Stock, respectively.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 24, 1998, (the "Schedule 13D"), relating to the Common Stock, par value $.10 per share (the "Stock"), of Gainsco, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

              SOURCE OF FUNDS          AMOUNT OF FUNDS

Sandera       Working Capital (1)      $ 6,617,892.07

Advisors      Other           (2)      $    62,641.96

Newcastle          Working Capital (1)   $   388,570.00

Bricker       Personal Funds           $     5,000.00

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

         (2) As used herein the term "Other" represents funds from managed accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons have now concluded the most attractive opportunity for increasing the value of the Issuer's shares, on a present value basis, is through the sale of the Issuer. The Reporting Persons have concluded the Issuer's recently reformulated business plan is problematic, at best, and that there should be a number of parties interested in purchasing the Issuer at a price well in excess of its current market price. The Reporting Persons also believe it unlikely the Issuer's implementation of its business plan will result in a present value greater than that which would be realized through the Issuer's sale. Accordingly, the Reporting Persons are currently considering alternatives available to them to encourage a sale of the Issuer. In that connection, the Reporting Persons have engaged the services of D.F. King & Co., Inc., a proxy solicitation firm, to assist in their evaluation of such alternatives.

         Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of the Stock that they now own or hereafter may acquire in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)

         Reporting Persons

         Sandera

         Pursuant to Rule 13d-3(a), Sandera is the beneficial owner of 1,080,565 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         Advisors

         Pursuant to Rule 13d-3(a), Advisors is the beneficial owner of 7,588 shares of the Stock, which constitutes approximately .04% of the 20,867,181 shares of the Stock outstanding.

         Newcastle

         Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 64,000 shares of the Stock, which constitutes approximately 0.3% of the 20,867,181 shares of the Stock outstanding.

         Bricker

         In his capacity as a controlling person of each of Advisors and Capital and because of his individual ownership of 849 shares of the Stock, Bricker may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,089,002 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         Controlling Persons

         Each of (1) SCM, as the sole general partner of Sandera and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,080,565 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         In his capacity as controlling person of each of Advisors and Capital,
C. Hunt may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,088,153 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,080,565, and 64,000 shares of the Stock, respectively, which constitutes approximately 5.5% of the 20,867,181 shares of the Stock outstanding.

         Each of (1) Hunt Financial, as the majority equity owner of each of Advisors and Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,088,153 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,088,153 shares of the Stock, which constitutes approximately 5.2% of the 20,867,181 shares of the Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Sandera

         Acting through its general partner, SCM, Sandera has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,080,565 shares of the Stock.

         Advisors

         Acting through its Managers, Bricker and C. Hunt, Advisors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,588 shares of the Stock.

         Newcastle

         Acting through its general partner, Schwarz, Newcastle has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 64,000 shares of the Stock.

         Bricker

         In his capacity as a controlling person of each of Advisors and Capital, Bricker has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,088,153 shares of the Stock. In addition, in his individual capacity, Bricker has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 849 shares of the Stock.


         Controlling Persons

         Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,080,565 shares of the Stock.

         In his capacity as a controlling person of each of Advisors and Capital, C. Hunt has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,088,153 shares of the Stock.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,144,565 shares of the Stock.

         Each of (1) Hunt Financial, as the majority equity owner of each of Advisors and Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,088,153 shares of the Stock.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 1,088,153 shares of the Stock.

         (c)

         Since their last 13D filing, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                              NUMBER OF           PRICE PER
PERSON          DATE              SHARES              SHARE

Newcastle            08/03/98           5,000         $ 6.03
Newcastle            08/05/98           5,000         $ 6.06
Sandera         08/05/98           5,000              $ 6.05
Sandera         08/05/98           4,000              $ 6.05
Sandera         08/05/98           1,000              $ 5.99
Sandera         08/05/98          20,000              $ 6.05
Sandera         08/05/98          35,000              $ 6.05

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     August 7, 1998

                        SANDERA PARTNERS, L.P.

                             By:  Sandera Capital Management, L.P., its
                                  general partner

                                  By:  Sandera Capital, L.L.C., its
                                       general partner


                                       By: /s/ John A. Bricker, Jr.
                                          John A. (Pete) Bricker, Jr.,
                                          President

                        SCM ADVISORS, L.L.C.


                             By: /s/ John A. Bricker, Jr.
                                 John A. (Pete) Bricker, Jr., President


                        NEWCASTLE PARTNERS, L.P.


                             By:  /s/ Mark E. Schwarz
                                  Mark E. Schwarz, general partner


                         /s/ John A. Bricker, Jr.
                        JOHN A. (PETE) BRICKER, JR.

                             EXHIBIT INDEX

EXHIBIT       DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), previously filed